Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross to provide update on Round Mountain Phase X, Kettle River-
Curlew and Bald Mountain Redbird 2 projects

Toronto, Ontario – January 8, 2026 – Kinross Gold Corporation (TSX: K; NYSE: KGC) (“Kinross”) will provide an update on its Round Mountain Phase X, Kettle River-Curlew and Bald Mountain Redbird 2 projects, followed by a virtual presentation and question and answer session at 9:00 a.m. EST on Thursday, January 15, 2026.

Technical presentation details:

Webcast link: https://meetings.lumiconnect.com/400-874-048-179

Canada & US toll-free – +1 (800) 990-2777; Conference ID: 78159

Outside of Canada & US – +1 (416) 855-9085; Conference ID: 78159

Replay (available 30 days after the call):

Webcast Replay link: https://meetings.lumiconnect.com/400-874-048-179

Canada & US toll-free: 1-888-660-6264

Outside of Canada & US: 289-819-1325

Passcode: 78159 #

You may also access the presentation on a listen-only basis via webcast at www.kinross.com. The audio webcast will also be archived at www.kinross.com.

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

Media Contact

Samantha Sheffield

Director, Corporate Communications

phone: 416-365-3034

Samantha.Sheffield@Kinross.com

Investor Relations Contact

David Shaver

Senior Vice-President, Investor Relations & Communications

phone: 416-365-2854

InvestorRelations@Kinross.com

Source: Kinross Gold Corporation